Filed by FirstSun Capital Bancorp
(Commission File No.: 333-258176)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: HomeStreet, Inc.
Commission File No.: 001-35424
Date: April 30, 2024

FirstSun Capital Bancorp Reports First Quarter 2024 Results
First Quarter 2024 Highlights:
•Net income of $12.3 million, $0.45 per diluted share (excluding merger costs, $14.6 million, $0.53 per diluted share, see the “Non-GAAP Financial Measures and Reconciliations” below)
•Net interest margin of 3.99%
•Return on average total assets of 0.64% (excluding merger costs, 0.76%, see the “Non-GAAP Financial Measures and Reconciliations” below)
•Return on average stockholders’ equity of 5.15% (excluding merger costs, 6.11%, see the “Non-GAAP Financial Measures and Reconciliations” below)
•Loan growth of 1.1% annualized
•Deposit growth of 4.5% annualized
•24.4% noninterest income to total revenue1
Denver, Colorado – April 30, 2024 – FirstSun Capital Bancorp (“FirstSun”) (OTCQX: FSUN) reported net income of $12.3 million for the first quarter of 2024 compared to net income of $26.3 million for the first quarter of 2023. Earnings per diluted share were $0.45 for the first quarter of 2024 compared to $1.03 for the first quarter of 2023. Earnings for the first quarter of 2024 were negatively impacted by $2.3 million of merger costs, net of tax, or $0.08 per diluted share and a $13.1 million loan charge-off, net of tax, or $0.47 per diluted share.
Neal Arnold, FirstSun’s President and Chief Executive Officer, commented, “Our core business remains strong in this difficult banking environment and while we experienced a decline in our results this quarter due to an individual and isolated loan charge-off, we are pleased to have the flexibility to continue to expand our franchise in important markets. Our net interest margin remains very strong at 3.99% this quarter and our overall earnings continue to be favorably impacted by our well diversified business mix, including the balanced level of noninterest income to total revenue at 24.4%.
“We are also pleased to announce that we have onboarded a new C&I banking team in Southern California. We are very excited about the opportunity to grow our clients and business relationships with the entry into the key markets of Southern California. The experience and the relationships of this new C&I team provide for significant expansion of all our lines of business in this large and diverse region.”
1 Total revenue is net interest income plus noninterest income.

First Quarter 2024 Results
Net income totaled $12.3 million, or $0.45 per diluted share, during the first quarter of 2024, compared to $24.0 million, or $0.94 per diluted share, during the prior quarter. Net income in the first quarter of 2024 included $2.3 million in merger costs, net of tax. The return on average total assets was 0.64% in the first quarter of 2024, compared to 1.26% in the prior quarter, and the return on average stockholders’ equity was 5.15% in the first quarter of 2024, compared to 11.19% in the prior quarter. First quarter 2024 merger costs negatively affected return on average total assets by 0.12% and return on average stockholders’ equity by 0.96%.
As previously announced, concurrent with the entry into the merger agreement with HomeStreet, Inc. (“HomeStreet”) on January 16, 2024, we entered into an upfront securities purchase agreement with certain funds managed by Wellington Management Company, LLP, pursuant to which we issued 2,461,538 shares of our common stock in a private placement for $80.0 million that closed on January 17, 2024.

Net Interest Income and Net Interest Margin
Net interest income totaled $70.8 million during the first quarter of 2024, a decrease of $1.3 million compared to the prior quarter. Our net interest margin decreased nine basis points to 3.99% compared to the prior quarter. Results in the first quarter of 2024, compared to the prior quarter, were driven by an increase of nine basis points in the cost of interest-bearing liabilities and a decrease of two basis points in yield on earning assets.
Average loans, including loans held-for-sale, increased by $33.5 million in the first quarter of 2024, compared to the prior quarter. Loan yield decreased by three basis points to 6.48% in the first quarter of 2024, compared to the prior quarter. Loan yield was relatively unchanged as our portfolio mix has remained largely the same. Average interest-bearing deposits decreased $8.0 million in the first quarter of 2024, compared to the prior quarter. Total cost of interest-bearing deposits increased by seven basis points to 3.00% in the first quarter of 2024, compared to the prior quarter, primarily due to overall rising deposit costs as a result of the elevated interest rate environment. Average FHLB borrowings increased $36.6 million in the first quarter of 2024, compared to the prior quarter. The cost of FHLB borrowings decreased by eight basis points to 5.56% in the first quarter of 2024, compared to the prior quarter.
Asset Quality and Provision for Credit Losses
The provision for credit losses totaled $16.5 million during the first quarter of 2024, an increase of $9.9 million from $6.6 million in the prior quarter, primarily due to a $17.4 million charge-off on a specific customer in our C&I loan portfolio.
Net charge-offs during the first quarter of 2024 were $17.4 million resulting in an annualized ratio of net charge-offs to average loans of 1.11%, compared to net charge-offs of $4.7 million, or an annualized ratio of net-charge offs to average loans of 0.30% in the prior quarter. The allowance for credit losses as a percentage of total loans was 1.27% at March 31, 2024, a decrease of one basis point from the prior quarter.
The ratio of nonperforming assets to total assets was 0.80% at March 31, 2024, compared to 0.85% at December 31, 2023.
Noninterest Income
Noninterest income totaled $22.8 million during the first quarter of 2024, an increase of $5.6 million from the prior quarter. Mortgage banking income increased $4.6 million during the first quarter of 2024, primarily due to an increase in revenue related to net sale gains and fees from mortgage loan originations, including fair value changes in the held-for-sale portfolio and hedging activity, which increased $2.1 million from the prior quarter, and an improvement of $2.4 million in the change in fair value of our MSR asset, net of hedging activity, as compared to the prior quarter.

Other noninterest income increased $0.8 million during the first quarter of 2024, primarily due to an increase in income from BOLI and an increase in the fair value of customer loan swaps. Noninterest income as a percentage of total revenue2 was 24.4%, an increase of 5.1% from the prior quarter.
Noninterest Expense
Noninterest expense totaled $61.8 million during the first quarter of 2024, an increase of $9.5 million from the prior quarter, primarily due to an increase in salary and employee benefits of $7.2 million as a result of higher levels of variable compensation and an increase in payroll taxes. Noninterest expense for the first quarter of 2024 included $2.5 million in merger related expenses. There were no merger related expenses in the prior quarter.
The efficiency ratio for the first quarter of 2024 was 66.05% compared to 58.58% in the prior quarter. The negative impact in the first quarter of 2024 of merger costs to the efficiency ratio was 2.66%.
Tax Rate
The effective tax rate was 19.6% in the first quarter of 2024, compared to 21.0% in the prior quarter.
Loans
Loans were $6.3 billion at March 31, 2024 and December 31, 2023, increasing $17.8 million in the first quarter of 2024, or 1.1% on an annualized basis.
Deposits
Deposits were $6.45 billion at March 31, 2024 compared to $6.37 billion at December 31, 2023, an increase of $71.3 million in the first quarter of 2024, or 4.5% on an annualized basis. Average deposits were $6.35 billion for the first quarter of 2024, compared to $6.46 billion for the prior quarter, a decrease of $103.0 million in the first quarter of 2024, or 6.4% on an annualized basis. Noninterest-bearing deposit accounts represented 23.5% of total deposits at March 31, 2024 and the loan-to-deposit ratio was 97.5% at March 31, 2024.
The ratio of total uninsured deposits to total deposits was estimated to be 32.0% at March 31, 2024, compared to 31.2% at December 31, 2023. The ratio of total uninsured and uncollateralized deposits to total deposits was estimated to be 25.2% at March 31, 2024, compared to 25.1% at December 31, 2023.3
Capital
Capital ratios remain strong and above “well-capitalized” thresholds. As of March 31, 2024, our common equity tier 1 risk-based capital ratio was 12.54%, total risk-based capital ratio was 14.73% and tier 1 leverage ratio was 11.73%. Book value per common share was $35.15 at March 31, 2024, an increase of $0.01 from December 31, 2023. Tangible book value per common share, a non-GAAP financial measure, was $31.37 at March 31, 2024, an increase of $0.41 from December 31, 2023.

2 Total revenue is net interest income plus noninterest income.
3 Uninsured deposits and uninsured and uncollateralized deposits are reported for our wholly-owned subsidiary Sunflower Bank, N.A.

Non-GAAP Financial Measures
This press release (including the tables beginning on page 12) contains financial measures determined by methods other than in accordance with principles generally accepted in the United States (“GAAP”). FirstSun management uses these non-GAAP financial measures in their analysis of FirstSun’s performance and the efficiency of its operations. Management believes these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant items in the current period. FirstSun believes a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. FirstSun management believes investors may find these non-GAAP financial measures useful. These non-GAAP financial measures, however, should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP measures used in this press release:
•Tangible common stockholders’ equity;
•Tangible assets;
•Tangible common stockholders’ equity to tangible assets;
•Tangible common stockholders’ equity to tangible assets, reflecting net unrealized losses on HTM securities, net of tax;
•Tangible book value per common share;
•Net income excluding merger costs;
•Return on average total assets excluding merger costs;
•Return on average stockholders’ equity excluding merger costs;
•Efficiency ratio excluding merger related expenses;
•Diluted earnings per share excluding merger related costs; and
•Fully tax equivalent (“FTE”) net interest income and net interest margin on FTE basis.
The tables beginning on page 12 provide a reconciliation of each non-GAAP financial measure contained in this press release to the most comparable GAAP equivalent.
Subsequent Event
As announced and further described in a separate press release jointly issued by FirstSun and HomeStreet today, FirstSun and HomeStreet have entered into an amendment to their merger agreement.
About FirstSun Capital Bancorp
FirstSun Capital Bancorp, headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, N.A., which operates as Sunflower Bank, First National 1870 and Guardian Mortgage. Sunflower Bank provides a full range of relationship-focused services to meet personal, business and wealth management financial objectives, with a branch network in five states and mortgage capabilities in 43 states. FirstSun had total consolidated assets of $7.8 billion as of March 31, 2024.
First National 1870 and Guardian Mortgage are divisions of Sunflower Bank, N.A. To learn more, visit ir.firstsuncb.com, SunflowerBank.com, FirstNational1870.com or GuardianMortgageOnline.com.

Summary Data:

	As of and for the quarter ended
($ in thousands, except per share amounts)	March 31, 2024	December 31, 2023	March 31, 2023
Net interest income	$70,806	$72,069	$74,117
Provision for credit losses	16,500	6,575	3,360
Noninterest income	22,808	17,221	18,931
Noninterest expense	61,828	52,308	56,266
Income before income taxes	15,286	30,407	33,422
Provision for income taxes	2,990	6,393	7,141
Net income	12,296	24,014	26,281
Net income, excluding merger costs (1)	14,592	24,014	26,281
Diluted earnings per share	$0.45	$0.94	$1.03
Diluted earnings per share, excluding merger costs (1)	$0.53	$0.94	$1.03
Return on average total assets	0.64%	1.26%	1.44%
Return on average total assets, excluding merger costs (1)	0.76%	1.26%	1.44%
Return on average stockholders' equity	5.15%	11.19%	13.37%
Return on average stockholders’ equity, excluding merger costs (1)	6.11%	11.19%	13.37%
Net interest margin	3.99%	4.08%	4.39%
Net interest margin (FTE basis) (1)	4.06%	4.15%	4.46%
Efficiency ratio	66.05%	58.58%	60.47%
Efficiency ratio, excluding merger related expenses (1)	63.39%	58.58%	60.47%
Noninterest income to total revenue (2)	24.4%	19.3%	20.3%
Total assets	$7,781,601	$7,879,724	$7,610,456
Total loans held-for-sale	56,813	54,212	66,255
Total loans held-for-investment	6,284,868	6,267,096	6,060,975
Total deposits	6,445,388	6,374,103	5,994,266
Total stockholders' equity	964,662	877,197	799,050
Loan to deposit ratio	97.5%	98.3%	101.1%
Book value per common share	$35.15	$35.14	$32.06
Tangible book value per common share (1)	$31.37	$30.96	$27.72
(1) Represents a non-GAAP financial measure. See the tables beginning on page 12 for a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.
(2) Total revenue is net interest income plus noninterest income.

Condensed Consolidated Statements of Income (Unaudited):

	As of and for the quarter ended
($ in thousands, except per share amounts)	March 31, 2024	December 31, 2023	March 31, 2023
Total interest income	$110,040	$109,974	$94,903
Total interest expense	39,234	37,905	20,786
Net interest income	70,806	72,069	74,117
Provision for credit losses	16,500	6,575	3,360
Net interest income after provision for credit losses	54,306	65,494	70,757
Noninterest income:
Service charges on deposits	5,768	5,497	5,015
Credit and debit card fees	2,803	2,966	2,981
Trust and investment advisory fees	1,463	1,356	1,461
Mortgage banking income, net	9,502	4,883	7,429
Other noninterest income	3,272	2,519	2,045
Total noninterest income	22,808	17,221	18,931
Noninterest expense:
Salaries and benefits	37,353	30,158	35,049
Occupancy and equipment	8,595	8,449	8,355
Amortization of intangible assets	815	829	1,044
Merger related expenses	2,489	—	—
Other noninterest expenses	12,576	12,872	11,818
Total noninterest expense	61,828	52,308	56,266
Income before income taxes	15,286	30,407	33,422
Provision for income taxes	2,990	6,393	7,141
Net income	$12,296	$24,014	$26,281
Earnings per share - basic	$0.46	$0.96	$1.05
Earnings per share - diluted	$0.45	$0.94	$1.03

Condensed Consolidated Balance Sheets as of (Unaudited):

($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Assets
Cash and cash equivalents	$383,605	$479,362	$388,349
Securities available-for-sale, at fair value	499,078	516,757	532,650
Securities held-to-maturity	36,640	36,983	38,470
Loans held-for-sale, at fair value	56,813	54,212	66,255
Loans	6,284,868	6,267,096	6,060,975
Allowance for credit losses	(79,829)	(80,398)	(74,459)
Loans, net	6,205,039	6,186,698	5,986,516
Mortgage servicing rights, at fair value	78,416	76,701	73,424
Premises and equipment, net	84,063	84,842	86,430
Other real estate owned and foreclosed assets, net	4,414	4,100	6,358
Goodwill	93,483	93,483	93,483
Intangible assets, net	10,168	10,984	14,762
All other assets	329,882	335,602	323,759
Total assets	$7,781,601	$7,879,724	$7,610,456
Liabilities and Stockholders' Equity
Liabilities:
Deposits:
Noninterest-bearing demand deposit accounts	$1,517,315	$1,530,506	$1,764,440
Interest-bearing deposit accounts:
Interest-bearing demand accounts	542,184	534,540	238,658
Savings and money market accounts	2,473,255	2,446,632	2,705,315
NOW accounts	39,181	56,819	45,192
Certificate of deposit accounts	1,873,453	1,805,606	1,240,661
Total deposits	6,445,388	6,374,103	5,994,266
Securities sold under agreements to repurchase	20,423	24,693	31,645
Federal Home Loan Bank advances	144,810	389,468	577,285
Other borrowings	75,445	75,313	80,373
Other liabilities	130,873	138,950	127,837
Total liabilities	6,816,939	7,002,527	6,811,406
Stockholders' equity:
Preferred stock	—	—	—
Common stock	3	2	2
Additional paid-in capital	542,582	462,680	461,174
Retained earnings	469,818	457,522	380,270
Accumulated other comprehensive loss, net	(47,741)	(43,007)	(42,396)
Total stockholders' equity	964,662	877,197	799,050
Total liabilities and stockholders' equity	$7,781,601	$7,879,724	$7,610,456

Share Data:

	As of and for the quarter ended
	March 31, 2024	December 31, 2023	March 31, 2023
Weighted average common shares outstanding, basic	27,019,625	24,953,764	24,923,259
Weighted average common shares outstanding, diluted	27,628,941	25,472,017	25,487,582
Period end common shares outstanding	27,442,943	24,960,639	24,924,023
Book value per common share	$35.15	$35.14	$32.06
Tangible book value per common share (1)	$31.37	$30.96	$27.72
(1) Represents a non-GAAP financial measure. See the tables beginning on page 12 for a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.
Consolidated Capital Ratios as of:

	March 31, 2024	December 31, 2023	March 31, 2023
Stockholders' equity to total assets	12.40%	11.13%	10.50%
Tangible common stockholders' equity to tangible assets (1)	11.21%	9.94%	9.21%
Tangible common stockholders' equity to tangible assets reflecting net unrealized losses on HTM securities, net of tax (1) (2)	11.17%	9.90%	9.16%
Tier 1 leverage ratio	11.73%	10.52%	9.86%
Common equity tier 1 risk-based capital ratio	12.54%	11.10%	10.11%
Tier 1 risk-based capital ratio	12.54%	11.10%	10.11%
Total risk-based capital ratio	14.73%	13.25%	12.19%
(1) Represents a non-GAAP financial measure. See the tables beginning on page 12 for a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.
(2) Tangible common stockholders’ equity and tangible assets have been adjusted to reflect net unrealized losses on held-to-maturity securities, net of tax.

Summary of Net Interest Margin:

	For the quarter ended March 31, 2024			For the quarter ended December 31, 2023			For the quarter ended March 31, 2023
(In thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest Earning Assets
Loans (1)	6,313,855	102,268	6.48%	6,280,362	102,151	6.51%	6,028,989	88,601	5.88%
Investment securities	546,960	4,487	3.28%	538,348	4,415	3.28%	570,682	4,164	2.92%
Interest-bearing cash and other assets	239,508	3,285	5.49%	247,978	3,408	5.50%	156,262	2,138	5.47%
Total earning assets	7,100,323	110,040	6.20%	7,066,688	109,974	6.22%	6,755,933	94,903	5.62%
Other assets	548,642			563,368			553,961
Total assets	$7,648,965			$7,630,056			$7,309,894

Interest-bearing liabilities
Demand and NOW deposits	$549,491	$4,861	3.54%	$510,982	$4,403	3.45%	$227,170	$1,234	2.17%
Savings deposits	421,882	725	0.69%	457,679	1,060	0.93%	470,000	445	0.38%
Money market deposits	2,063,321	9,946	1.93%	2,063,383	9,362	1.82%	2,296,469	5,068	0.88%
Certificates of deposits	1,814,629	20,858	4.60%	1,825,325	20,726	4.54%	1,073,006	7,432	2.77%
Total deposits	4,849,323	36,390	3.00%	4,857,369	35,551	2.93%	4,066,645	14,179	1.39%
Repurchase agreements	21,254	57	1.06%	23,457	62	1.06%	29,672	30	0.41%
Total deposits and repurchase agreements	4,870,577	36,447	2.99%	4,880,826	35,613	2.92%	4,096,317	14,209	1.39%
FHLB borrowings	110,777	1,541	5.56%	74,146	1,045	5.64%	454,081	5,317	4.68%
Other long-term borrowings	75,389	1,246	6.62%	75,249	1,247	6.62%	80,300	1,260	6.28%
Total interest-bearing liabilities	5,056,743	39,234	3.10%	5,030,221	37,905	3.01%	4,630,698	20,786	1.80%
Noninterest-bearing deposits	1,502,707			1,597,672			1,768,381
Other liabilities	134,370			143,416			124,543
Stockholders' equity	955,145			858,747			786,272
Total liabilities and stockholders' equity	$7,648,965			$7,630,056			$7,309,894

Net interest income		$70,806			$72,069			$74,117
Net interest spread		3.10%			3.21%			3.82%
Net interest margin		3.99%			4.08%			4.39%
Net interest margin (on FTE basis) (2)		4.06%			4.15%			4.46%
(1) Includes loans held-for-investment, including nonaccrual loans, and loans held-for-sale.
(2) Represents a non-GAAP financial measure. See the tables beginning on page 12 for a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.

Deposits:

($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2024 vs December 31, 2023 % change	March 31, 2023	March 31, 2024 vs March 31, 2023 % change
Consumer
Noninterest bearing deposit accounts	$356,732	$360,168	(0.95)%	$399,008	(10.60)%
Interest-bearing deposit accounts:
Demand and NOW deposits	38,625	36,162	6.81%	25,284	52.76%
Savings deposits	340,086	343,291	(0.93)%	407,173	(16.48)%
Money market deposits	1,229,239	1,196,645	2.72%	1,296,099	(5.16)%
Certificates of deposits	1,437,590	1,437,537	—%	759,726	89.22%
Total interest-bearing deposit accounts	3,045,540	3,013,635	1.06%	2,488,282	22.40%
Total consumer deposits	$3,402,272	$3,373,803	0.84%	$2,887,290	17.84%
Business
Noninterest bearing deposit accounts	$1,160,583	$1,170,338	(0.83)%	$1,365,432	(15.00)%
Interest-bearing deposit accounts:
Demand and NOW deposits	502,726	555,197	(9.45)%	258,566	94.43%
Savings deposits	80,226	80,802	(0.71)%	34,229	134.38%
Money market deposits	823,704	825,811	(0.26)%	942,735	(12.63)%
Certificates of deposits	97,854	87,407	11.95%	62,248	57.20%
Total interest-bearing deposit accounts	1,504,510	1,549,217	(2.89)%	1,297,778	15.93%
Total business deposits	$2,665,093	$2,719,555	(2.00)%	$2,663,210	0.07%
Wholesale deposits (1)	$378,023	$280,745	34.65%	$443,766	(14.81)%
Total deposits	$6,445,388	$6,374,103	1.12%	$5,994,266	7.53%
(1) Wholesale deposits primarily consist of brokered deposits included in our condensed consolidated balance sheets within certificates of deposits.
Balance Sheet Ratios:

	March 31, 2024	December 31, 2023	March 31, 2023
Cash to total assets (1)	4.80%	6.00%	4.60%
Loan to deposit ratio	97.5%	98.3%	101.1%
Uninsured deposits to total deposits (2)	32.0%	31.2%	35.8%
Uninsured and uncollateralized deposits to total deposits (2)	25.2%	25.1%	26.4%
Wholesale deposits and borrowings to total liabilities (3)	7.7%	9.6%	15.0%
(1) Cash consists of cash and amounts due from banks and interest-bearing deposits with other financial institutions.
(2) Uninsured deposits and uninsured and uncollateralized deposits are reported for our wholly-owned subsidiary Sunflower Bank, N.A. and are estimated.
(3) Wholesale deposits primarily consist of brokered deposits included in our condensed consolidated balance sheets within certificates of deposits. Wholesale borrowings consist of FHLB overnight and term advances.

Loan Portfolio:

($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2024 vs December 31, 2023 % change	March 31, 2023	March 31, 2024 vs March 31, 2023 % change
Commercial and industrial	$2,480,078	$2,467,688	0.5%	$2,418,771	2.5%
Commercial real estate:
Non-owner occupied	836,515	812,235	3.0%	709,977	17.8%
Owner occupied	642,930	635,365	1.2%	659,999	(2.6)%
Construction and land	326,447	345,430	(5.5)%	320,193	2.0%
Multifamily	94,898	103,066	(7.9)%	103,767	(8.5)%
Total commercial real estate	1,900,790	1,896,096	0.2%	1,793,936	6.0%
Residential real estate	1,109,676	1,110,610	(0.1)%	1,046,047	6.1%
Public Finance	579,991	602,913	(3.8)%	597,850	(3.0)%
Consumer	40,317	36,371	10.8%	40,806	(1.2)%
Other	174,016	153,418	13.4%	163,565	6.4%
Total loans, net of deferred costs, fees, premiums, and discounts	$6,284,868	$6,267,096	0.3%	$6,060,975	3.7%
Asset Quality:

	As of and for the quarter ended
($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Net charge-offs (recoveries)	$17,429	$4,743	$54
Allowance for credit losses	$79,829	$80,398	$74,459
Nonperforming loans, including nonaccrual loans, and accrual loans greater than 90 days past due	$57,599	$63,143	$32,833
Nonperforming assets	$62,013	$67,243	$39,191
Ratio of net charge-offs (recoveries) to average loans outstanding	1.11%	0.30%	—%
Allowance for credit losses to total loans outstanding	1.27%	1.28%	1.23%
Allowance for credit losses to total nonperforming loans	138.59%	127.33%	226.78%
Nonperforming loans to total loans	0.92%	1.01%	0.54%
Nonperforming assets to total assets	0.80%	0.85%	0.51%

Non-GAAP Financial Measures and Reconciliations:

	As of and for the quarter ended
($ in thousands, except share and per share amounts)	March 31, 2024	December 31, 2023	March 31, 2023
Tangible common stockholders’ equity:
Total common stockholders' equity (GAAP)	$964,662	$877,197	$799,050
Less: Goodwill and other intangible assets:
Goodwill	(93,483)	(93,483)	(93,483)
Other intangible assets	(10,168)	(10,984)	(14,762)
Total tangible common stockholders' equity (non-GAAP) (1)	$861,011	$772,730	$690,805
Tangible assets:
Total assets (GAAP)	$7,781,601	$7,879,724	$7,610,456
Less: Goodwill and other intangible assets:
Goodwill	(93,483)	(93,483)	(93,483)
Other intangible assets	(10,168)	(10,984)	(14,762)
Total tangible assets (non-GAAP)	$7,677,950	$7,775,257	$7,502,211
Tangible common stockholders’ equity to tangible assets:
Common stockholders' equity to total assets (GAAP)	12.40%	11.13%	10.50%
Less: Impact of goodwill and other intangible assets	(1.19)%	(1.19)%	(1.29)%
Tangible common stockholders' equity to tangible assets (non-GAAP) (1)	11.21%	9.94%	9.21%
Tangible common stockholders’ equity to tangible assets, reflecting net unrealized losses on HTM securities, net of tax:
Total tangible common stockholders' equity (non-GAAP)	$861,011	$772,730	$690,805
Less: Net unrealized losses on HTM securities, net of tax	(4,236)	(3,629)	(3,754)
Total tangible common stockholders’ equity less net unrealized losses on HTM securities, net of tax (non-GAAP)	$856,775	$769,101	$687,051
Total tangible assets (non-GAAP)	$7,677,950	$7,775,257	$7,502,211
Less: Net unrealized losses on HTM securities, net of tax	(4,236)	(3,629)	(3,754)
Total tangible assets less net unrealized losses on HTM securities, net of tax (non-GAAP)	$7,673,714	$7,771,628	$7,498,457
Tangible common stockholders’ equity to tangible assets (non-GAAP)	11.21%	9.94%	9.21%
Less: Net unrealized losses on HTM securities, net of tax	(0.04)%	(0.04)%	(0.05)%
Tangible common stockholders’ equity to tangible assets reflecting net unrealized losses on HTM securities, net of tax (non-GAAP)	11.17%	9.90%	9.16%
Tangible book value per common share:
Stockholders' equity (GAAP)	$964,662	$877,197	$799,050
Tangible stockholders' equity (non-GAAP) (1)	$861,011	$772,730	$690,805
Total common shares outstanding	27,442,943	24,960,639	24,924,023
Book value per common share (GAAP)	$35.15	$35.14	$32.06
Tangible book value per common share (non-GAAP)	$31.37	$30.96	$27.72
Net income excluding merger costs:
Net income (GAAP)	$12,296	$24,014	$26,281
Add: Merger costs
Merger related expenses	2,489	—	—
Income tax effect on merger related expenses	(193)	—	—
Total merger costs	2,296	—	—
Net income excluding merger costs (non-GAAP)	$14,592	$24,014	$26,281
(1) For all periods presented tangible stockholders’ equity is the same as tangible common stockholders’ equity.

	As of and for the quarter ended
($ in thousands, except share and per share amounts)	March 31, 2024	December 31, 2023	March 31, 2023
Return on average total assets excluding merger costs:
Return on average total assets (ROAA) (GAAP)	0.64%	1.26%	1.44%
Add: Impact of merger costs, net of tax	0.12%	—%	—%
ROAA excluding merger costs (non-GAAP)	0.76%	1.26%	1.44%
Return on average stockholders’ equity excluding merger costs:
Return on average stockholders' equity (ROAE) (GAAP)	5.15%	11.19%	13.37%
Add: Impact of merger costs, net of tax	0.96%	—%	—%
ROAE excluding merger costs (non-GAAP)	6.11%	11.19%	13.37%
Efficiency ratio excluding merger related expenses:
Efficiency ratio (GAAP)	66.05%	58.58%	60.47%
Less: Impact of merger related expenses	(2.66)%	—%	—%
Efficiency ratio excluding merger related expenses (non-GAAP)	63.39%	58.58%	60.47%
Diluted earnings per share excluding merger costs:
Diluted earnings per share (GAAP)	$0.45	$0.94	$1.03
Add: Impact of merger costs, net of tax	0.08	—	—
Diluted earnings per share excluding merger costs (non-GAAP)	$0.53	$0.94	$1.03
Fully tax equivalent (“FTE”) net interest income and net interest margin on FTE basis:
Net interest income (GAAP)	$70,806	$72,069	$74,117
Gross income effect of tax exempt income	1,318	1,270	1,242
FTE net interest income (non-GAAP)	$72,124	$73,339	$75,359
Average earning assets	$7,100,323	$7,066,688	$6,755,933
Net interest margin	3.99%	4.08%	4.39%
Net interest margin on FTE basis (non-GAAP)	4.06%	4.15%	4.46%
(1) For all periods presented tangible stockholders’ equity is the same as tangible common stockholders’ equity.